SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)

OBA Financial Services, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

67424G101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,861
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 58,861
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.45%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,751
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,751
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,751
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.20%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,093
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 40,093
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.00%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,592
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 36,592
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,592
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.90%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,595
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,595
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS CBPS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,260
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,260
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.85%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,160
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,160
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,160
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,696
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 159,696
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,696
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67424G101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 279,312
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 279,312
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.90%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67424G101

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 4,048,436 Shares outstanding, as of June 30, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Earnings Release filed with the Securities and Exchange Commission on August 13, 2013.  On September 12, 2013, Lawrence Seidman sent a letter to the Board of Directors of the Issuer.  A copy of this letter is incorporated herein, in its entirety, as Exhibit A.

A.	SAL

(a)	As of the close of business on September 11, 2013, SAL beneficially owned 58,861 Shares.

       Percentage: Approximately 1.45%.

(b)	1. Sole power to vote or direct the vote: 58,861

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 58,861

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL during the past 60 days.

B.	SIP

(a)	As of the close of business on September 11, 2013, SIP beneficially owned 48,751 Shares.

                               Percentage: Approximately 1.20%.

(b)	1. Sole power to vote or direct the vote: 48,751

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 48,751

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP during the past 60 days.

C.	SIPII

(a)	As of the close of business on September 11, 3013, SIPII beneficially owned 40,093 Shares.

Percentage: Approximately 1.00%.

(b)	1. Sole power to vote or direct the vote: 40,093

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 40,093

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPII during the past 60 days.

D.	LSBK

(a)	As of the close of business on September 11, 2013, LSBK beneficially owned 36,592 Shares.

Percentage: Approximately 0.90%.

(b)	1. Sole power to vote or direct the vote: 36,592

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 36,592

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK during the past 60 days.

E.	Broad Park

(a)	As of the close of business on September 11, 2013, Broad Park beneficially owned 34,595 Shares.

Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 34,595

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,595

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park during the past 60 days.

F.	CBPS

(a)	As of the close of business on September 11, 2013, CBPS beneficially owned 34,260 Shares.

Percentage: Approximately 0.85%.

(b)	1. Sole power to vote or direct the vote: 34,260

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 34,260

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS during the past 60 days.

G.	2514 MSF

(a)	As of the close of business on September 11, 2013, 2514 MSF beneficially owned 25,160 Shares.

Percentage: Approximately 0.62%.

(b)	1. Sole power to vote or direct the vote: 25,160

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 25,160

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF during the past 60 days.

H.	Veteri

(a)
Veteri, (i) as the Corporate General Partner of each of SIP and SIPII, may be deemed the beneficial owner of the 48,751 Shares owned by SIP and the 40,093 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 36,592 Shares owned by LSBK and the 34,260 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 159,696 Shares.

Percentage: Approximately 3.94%.

(b)	1. Sole power to vote or direct the vote: 159,696

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 159,696

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days. SIP, SIPII, LSBK and CBPS have not entered into any transactions in the Shares in the past 60 days.

I.	Seidman

(a)
Seidman, individually owns 1,000 Shares, (i) as the manager of SAL, may be deemed the beneficial owner of the 58,861 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 48,751 Shares owned by SIP and the 40,093 Shares owned by SIPII, and (iii) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 36,592 Shares owned by LSBK and the 34,260 Shares owned by CBPS, and (iv) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 34,595 Shares owned by Broad Park and the 25,160 Shares owned by 2514 MSF.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 279,312 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 6.90%.

(b)	1. Sole power to vote or direct the vote: 279,312

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 279,312

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF have not entered into any transactions in the Shares during the past 60 days.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	September 12, 2013 letter from Lawrence Seidman to the Board of Directors of the Issuer.

CUSIP No. 67424G101

Signature Page to OBA Financial Services Inc. Schedule 13D Amendment No. 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2013	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 67424G101
Exhibit A

LAWRENCE B. SEIDMAN
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
September 12, 2013

OBA Financial Services, Inc., Board of Directors
Mr. Charles Weller, CEO, President and Director
20300 Seneca Meadows Parkway
Germantown, MD 20876

Dear Board of Directors:

I am writing to follow-up on my telephone discussion with Mr. Weller shortly after the release of OBAF Financial Services, Inc.'s (OBAF) second quarter earning report.  I was dismayed by Mr. Weller's statement that the OBAF Board of Directors has no interest in entertaining a sale of OBAF.

I, and the partnerships I control, own 279,312 OBAF shares, approximately 6.90% of OBAF's outstanding shares.  I welcome the opportunity to meet with the OBAF Board to discuss the material contained in this letter in more detail.

I believe that a sale to a strategic buyer, because of OBAF's poor financial performance, is the only way for the OBAF shareholders to maximize the value of their investment.  I also believe that there are several strategic buyers, who would provide the OBAF shareholders an adequate premium and greater liquidity.

As the chart below demonstrates, OBAF has failed to meaningfully grow its assets since becoming a public company in January, 2010.  Further, OBAF's return on average assets and return on average equity is abysmal.  OBAF's poor efficiency ratio, the highest among its peers, as shown in the chart below, partially explains OBAF's extremely poor financial performance metrics.  Furthermore, I see little reason to believe that OBAF's efficiency ratio will materially decrease from here.

OBAF Peer Analysis
Institution Name	Ticker	ROAA (%)	ROAE (%)	Efficiency Ratio (%)
		2013Q2	2013Q2	2013Q2

BCSB Bancorp, Inc.	BCSB	0.27	3.12	80.98
Citizens Community Bancorp, Inc.	CZWI	0.12	1.22	78.33
Elmira Savings Bank	ESBK	1.07	9.64	67.39
First Capital, Inc.	FCAP	1.06	9.18	62.35
Liberty Bancorp, Inc. (1)	LBCP	1.10	7.01	63.45
LSB Financial Corp.	LSBI	0.73	6.71	68.84
River Valley Bancorp	RIVR	0.99	13.69	62.85
TF Financial Corporation	THRD	1.01	8.53	65.64
Wayne Savings Bancshares, Inc.	WAYN	0.49	4.94	79.43

Low		0.12	1.22	85.90
Median		0.86	6.86	68.12
High		1.07	13.69	62.35

OBA Financial Services, Inc.	OBAF	0.24	1.23	85.90

OBAF assets first quarter 2010 were $378,609,000 and second quarter 2013 were $381,611,000 which represents an increase of approximately $3M or a .008% increase in assets in a little over three years.

Peers taken from November 12, 2009 Offering Prospectus page 5

(1) Data as of 3/31/13

Fidelity Bancorp, Inc. FSBI was in the original peer group but was acquired by WesBanco, Inc. (WSBC) on November 30, 2012.

OBAF ranks second lowest in ROAA, ROAE among its peers. OBAF has the worst efficiency ratio of the peer group.

Based upon my several conversations with Mr. Weller, I see no possibility that OBAF's operational metrics will significantly improve in the foreseeable future.  By my estimate, OBAF's cost of capital is in the range of 8% - 11%; and, under the most favorable of circumstances, I see no way for OBAF's return on average equity to meet even the lower end of that range over the next few years.  Therefore, I believe the upside for the OBAF shares is quite limited without a sale to a strategic buyer.

I anticipate that the Board's response to my harping about OBAF's poor financial performance will be to pound their chest and direct me to the significant rise in OBAF's stock price from the initial $10 offering in January 2010 to the closing price of $18.35 on September 9, 2013.  In my opinion, there is no legitimate correlation between OBAF's financial performance and its share price.  OBAF went public at approximately 60% of tangible book value and rose to approximately tangible book value solely because the majority of the shareholders, who purchased the stock, expected a sale of OBAF at a premium to its tangible book value shortly after the three year regulatory sale prohibition expired at the end of January, 2013.

I am familiar with OBAF's market area and there is no question in my mind that there are larger competitors in and around OBAF's market area that trade at a considerably higher multiple of tangible book value than OBAF.  These institutions can utilize their currency in an acquisition and pay a substantial premium to OBAF's share price.  I estimate that a strategic buyer would pay somewhere in the range of 1.3x - 1.4x tangible book value, resulting in a premium for shareholders of 25% to 34%.  OBAF's ability to achieve a sale at this level is reinforced because of OBAF's very low ratio of non-performing assets.  I seriously doubt that the OBAF shares can trade up to these prices based upon OBAF's poor financial performance.

On or about May, 2011, the OBAF shareholders approved the OBAF 2011 Equity Incentive Plan.  Because of the issuance of restricted stock and options under this plan, the Board and the Executive Officers who are not Directors increased their percentage ownership of OBAF from 1.6% to 8.4%1.  These individuals did not buy a significant amount of stock to increase their ownership percentage; rather, they received the shares and options that represented their ownership increase for free.  Simply stated the Directors and selected Executive Officers did not put their money at risk.  I have no problem with Directors and specific Executive Officers being rewarded for doing the right thing for shareholders; but, they should do the right thing, since the shareholders did the right thing for them.  Here, the right thing is to sell the bank.

The awarding of the restricted stock and options to the three senior Executive Officers and Board significantly increased their total compensation for 2012 by 4x to 5x from 20112.  Not a bad increase in compensation.  Now these Officers also should do the right thing and convince the Board to sell.

Public companies do not exist to serve the interests of Boards of Directors and senior management teams.  As a Board Member, you are charged with putting the interest of the shareholders above your personal interest.  It appears that since many of you have very little "skin in the game," because a large percentage of your stock holdings were given to you and not purchased, you are putting your self-interest above the shareholders interest, since you just like being a director of a publicly traded bank.

If this message does not compel you to act, I will likely seek Board representation.  I look forward to hearing back from you and seeing you at the next Annual Meeting.

Very truly yours,

LAWRENCE B. SEIDMAN

Please note that many of our projections and estimates included in this letter are subject to uncertainties and other changes to market conditions.  In addition, we do not have access to material non-public information regarding OBAF's business or future plans.  Our views and analyses are solely based on publicly available information.  Any discussions herein regarding our investment strategy with respect to our holdings in OBAF represents our current intentions only.  Depending upon conditions and trends in the securities markets and the economy in general, we may pursue a different strategy that we determine to be in the best interests of our investors.

This letter contains estimates and "forward looking statements" based on publicly available information.  Any statements about our estimates, expectations, beliefs, plans, objectives, assumptions, future events or performance are not historical facts and may be forward-looking.  These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "projects," "we believe," and similar words or phrases.  Accordingly , these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them.  The actual results could differ materially from those anticipated in such estimates or forward-looking statements as a result of many different factors.  Our projections contained in this letter are only estimates of future results and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on stuck statements.

For the purpose of our analysis the peer group (listed by ticker symbol) used for comparison includes: BCSB, CZWI, ESBK, FSBI, FCAP, LSBI, LBCP, RIVR, THRD AND WAYN.  This is the same peer group, page 5, used in your November 12, 2009 prospectus.

cc:           James Beadles
William Belew, Jr.
Katherine Grice
Paul Hanges, PhD
Evelyn Jackson, MD
Donald Mallorey
Michael Reed
Stacie Rogers

1 See the OBAF November 17, 2011, Proxy Statement pages 3 and 4, and the November 15, 2012, Proxy Statement dated November 15, 2012, pages 3 and 4.

2 See the OBAF November 17, 2011, Proxy Statement pages 12 and 17, and the November 15, 2012, Proxy Statement dated November 15, 2012, pages 11 and 18.